Exhibit 99.1

Stockholm, Sweden	December 27, 2023

Calliditas refinances existing term loan with Euro 92 million senior secured facility with Athyrium Capital

Calliditas Therapeutics AB (Nasdaq: CALT, Nasdaq Stockholm: CALTX) (“Calliditas”) today announced that the company has signed and fully drawn a term loan of 92 million Euros with funds managed by Athyrium Capital Management, LP (“Athyrium”). Proceeds from the loan will primarily be utilized for full repayment of the company’s existing 68 million Euro loan with Kreos Capital.

With this refinancing, the company extends the interest-only period on its debt by three years at the same interest rate as the previous term loan. The principal amount of the new loan is 24 million Euros greater than that of the prior facility.

“Signing this four-year term loan facility ensures an extension and expansion of our access to significant non-dilutive capital. With the full FDA approval of TARPEYO®, the recent issuance of a Notice of Allowance of a second TARPEYO patent and extension of debt repayment by 3 years, we believe that Calliditas is well positioned to continue to create value through direct commercialisation efforts in the United States as well as contributions from our licensees in other jurisdictions, complemented by a late-stage pipeline.” said CEO Renée Aguiar-Lucander.

“We are thrilled to help contribute to the continued commercial success of TARPEYO® and its recent full FDA approval in the U.S.” said Laurent D. Hermouet, Partner, Athyrium Capital Management.

The credit agreement provides for quarterly interest-only payments through the third quarter of 2026. The loan will partially amortize in four quarterly principal payments of 13.8 million Euros commencing December 31, 2026, with the outstanding balance to be repaid on the maturity date of December 31, 2027. The loan is prepayable in part or in full, together with all applicable fees, at any time at the option of Calliditas. The loan bears interest at a fixed rate of 9.00%. The loan is guaranteed by Calliditas’ subsidiaries which own or control any Nefecon assets and is secured by assets of Calliditas and the guarantors, including the equity interests in Calliditas’ non-guarantor subsidiaries. The gross proceeds of the loan are subject to an original issue discount and the expected cash proceeds to the company from the draw down, net of repayment of the existing loan (including all applicable fees to Kreos Capital) and before certain transaction-related costs, is approximately 19 million Euros. The credit agreement contains financial covenants specifying minimum cash liquidity and minimum product revenue. The credit agreement contains customary affirmative and negative covenants for a senior secured loan.

Bryan, Garnier & Co. acted as sole financial advisor to Calliditas in this transaction.

For further information, please contact:

Åsa Hillsten, Head of IR & Sustainability, Calliditas

Tel.: +46 76 403 35 43, Email: asa.hillsten@calliditas.com

The information in the press release is information that Calliditas is obliged to make public pursuant to the EU Market Abuse Regulation. The information was sent for publication, through the agency of the contact persons set out above, on December 27, 2023 at 5:45 p.m. CET.

About Calliditas

Calliditas Therapeutics is a biopharma company headquartered in Stockholm, Sweden, focused on identifying, developing, and commercializing novel treatments in orphan indications with significant unmet medical needs.

Calliditas’ common shares are listed on Nasdaq Stockholm (ticker: CALTX) and its American Depositary Shares are listed on the Nasdaq Global Select Market (ticker: CALT). Visit Calliditas.com for further information.

About Athyrium Capital Management

Athyrium is a specialized asset management company formed in 2008 to focus on investment opportunities in the global healthcare sector. Athyrium advises funds with over $4.6 billion in committed capital. The Athyrium team has substantial investment experience across a wide range of asset classes including public equity, private equity, fixed income, royalties, and other structured securities. Athyrium invests across all healthcare verticals including biopharma, medical devices and products, healthcare focused services, and healthcare information technology. The team partners with management teams to implement creative financing solutions to companies’ capital needs. For more information, please visit www.athyrium.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding Calliditas’ financing plans and the development of its pipeline, as well as the anticipated use of proceeds of the term loan. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties, and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, any related to Calliditas’ business, operations, clinical trials, intellectual property of the NEFECON franchise globally, competition from other companies, pipeline development, revenue and product sales projections or forecasts and other risks identified in the section entitled “Risk Factors” in Calliditas’ reports filed with the Securities and Exchange Commission. Calliditas cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Calliditas disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this press release represent Calliditas’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.